EXHIBIT B-2

                    Fitchburg Gas and Electric Light Company

                                   CERTIFICATE

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     On motion  duly  made and  seconded,  the  following  vote was  unanimously adopted:

VOTED: That, effective January 16, 2001, the total amount of short-term unsecured obligations of the Company issued and outstanding at any one time shall not exceed the sum of Thirty Million Dollars ($30,000,000); and that the Treasurer or any Assistant Treasurer of this Company be authorized in the name and on behalf of this Company to borrow funds upon short-term unsecured obligations of this Company consisting of promissory notes and/or through short-term borrowings provided under the Unitil Cash Pooling and Loan Agreement, not exceeding in the aggregate Thirty Million Dollars ($30,000,000), bearing interest at such rates and maturing at such times as may to them seem wise; and any short-term unsecured obligations shall be signed on behalf of the Company by the Treasurer or any Assistant Treasurer and countersigned by the President, any Vice President or any two Directors.

     I, Sandra L. Whitney, hereby certify that I am Clerk of Fitchburg Gas and Electric Light Company; that the foregoing is a true copy from the records of votes unanimously adopted at a meeting of the Directors of said Company duly called and held January 16, 2001, at which meeting a quorum was present and acting throughout; and that the said votes have not since been altered, amended or rescinded.

     WITNESS my hand and the corporate seal of Fitchburg Gas and Electric Light Company this 16th day of January, 2001.

                                                        [SEAL]

                                                        /s/ Sandra L. Whitney

                                                        Clerk